[Letterhead of K&L Gates]

April 6, 2007

Via Edgar and Facsimile (202) 772-9210

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Karen J. Garnett, Esq.
Assistant Director

Re:	Spark Networks plc
Preliminary Proxy Materials on Schedule 14A
File No. 1-32750
Filed March 22, 2007

Dear Ms. Garnett:

On behalf of Spark Networks plc, incorporated in England and Wales (the “Company”), we hereby transmit the following responses to the Commission’s comment letter dated April 4, 2007, which is based on the Staff’s review of the Company’s Schedule 14A Preliminary Proxy Statement filed on March 22, 2007 (the “Original Filing”). We are also forwarding to you via facsimile revisions referenced in the responses marked to show changes from the Original Filing. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

1.	Comment: We note your disclosure on page 2 that shares to be issued in connection with the Scheme will not, and are not required to be, registered in reliance upon the exemption from the registration requirements provided by Section 3(a)(10) of the Securities Act of 1933. We further note the discussion on page 33. Please provide us a more detailed analysis supporting your reliance on Section 3(a)(10).

Response: Section 3(a)(10) of the Securities Act of 1933, as amended (the “Act”), provides an exemption from the registration requirements of the Act for offers and sales of securities in specified exchange transactions which are supervised and approved by a judicial or administrative body. SEC Staff Legal Bulletin No. 3, dated July 25, 1997 and revised on October 20, 1999 (“SLB No. 3”), expresses the view of the Division of Corporation Finance on Section 3(a)(10) and the conditions for the exemption’s availability. Set forth below is a discussion of each of the conditions that must be satisfied in order for an issuer to rely on the Section 3(a)(10) exemption. References to “Spark-UK”

Spark Networks plc

April 6, 2007

mean Spark Networks Plc, incorporated in England and Wales, and references to “Spark-Delaware” mean Spark Networks, Inc., a Delaware corporation.

1. The securities must be issued in exchange for securities, claims, or property interests; they can not be offered for cash.

Under the Scheme of Arrangement, after Spark-UK has canceled all its ordinary shares, except the one ordinary share issued to Spark-Delaware, Spark-Delaware will issue shares of its Common Stock to all former ordinary shareholders of Spark-UK, including all former ADS and GDS holders held through BNY. One share of Common Stock of Spark-Delaware will be issued for each ordinary share. Thus, this condition is satisfied, as securities of Spark-Delaware are issued in exchange for securities or interests of Spark-UK.

2. A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

According to SLB No. 3, the term “any court” in Section 3(a)(10) may include a foreign court. Examples of situations in which the High Court of Justice in England and Wales (the “Court”) satisfied the requirement of “any court” under Section 3(a)(10) can be found in SEC No-Action Letters Xyratex Group Limited, SEC No-Action Letter, 2002 WL 1186638 (May 29, 2002) and Global TeleSystems, SEC No-Action Letter, 2001 WL 682872 (June 14, 2001).

Spark-UK will submit its Scheme of Arrangement for the Court to sanction. For the purpose of qualifying for the exemption under Section 3(a)(10), Spark-UK will advise the Court that Spark-UK and Spark-Delaware will rely on the Section 3(a)(10) exemption based on the Court’s sanctioning of the Scheme of Arrangement and will view the Court’s sanctioning as an approval of the Scheme of Arrangement following a hearing on its fairness to Spark-UK shareholders, at which hearing all such Spark-UK shareholders are entitled to attend in person or by counsel to support or oppose the sanctioning of the Scheme of Arrangement an with respect to which notification has been given to all such Spark-UK shareholders. Thus, if the Court sanctions, and thereby approves, the Scheme of Arrangement, Spark-UK will have satisfied this requirement for the application of Section 3(a)(10).

3a. The reviewing court or authorized governmental entity must find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued.

If the Court finds that the terms and conditions of the Scheme of Arrangement are fair to the shareholders of Spark-UK, who will become the shareholders of Spark-Delaware, this condition will be satisfied.

Spark Networks plc

April 6, 2007

3b. The reviewing court or authorized governmental entity must be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court’s or authorized governmental entity’s approval of the transaction.

The Court will be advised before the hearing that the Company will rely on the Section 3(a)(10) exemption based on the court’s or authorized governmental entity’s approval of the transaction.

4. The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction.

After the meetings seeking shareholder approval of the Scheme of Arrangement, a Court hearing will be convened to consider and, if thought fit, sanction the Scheme.

5. A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

The Court is expressly authorized by law to hold the hearing under section 425 of the United Kingdom Companies Act 1985.

6. The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

Spark-UK shareholders have the right to attend the hearing and to appear in person or by legal representative to support or oppose the sanctioning of the Scheme of Arrangement by the Court.

7. Adequate notice must be given to all those persons.

Although Section 3(a)(10) does not specify the information that must be included in providing notice to everyone to whom securities would be issued in a proposed Section 3(a)(10) exchange, Spark-UK will provide notice to its shareholders, in the form of a circular/proxy statement, informing them that they are entitled to attend the Court’s fairness hearing in person or by counsel to support or oppose the sanctioning of the Scheme of Arrangement. It is anticipated that the proxy will be distributed to the shareholders at least 30 days prior to the meetings.

8. There cannot be any improper impediments to the appearance by those persons at the hearing.

Spark-UK has not imposed any prerequisites to appearance at the hearing that will prevent shareholders from having a meaningful opportunity to appear.

Spark Networks plc

April 6, 2007

2.	Comment: We note you disclosure on page 16 that, if the Scheme become effective, it will be binding on all holders of Scheme Shares. Please revise the provide the information required by Item 3 of Schedule 14A or tell us why such disclosure is not appropriate.

Response: Item 3 of Schedule 14A requires disclosure of dissenters’ rights of appraisal. Under UK law, there are no rights of appraisal or similar rights of dissenters with respect to any of the matters to be acted upon. We have included this statement on page 16 of the proxy.

3.	Comment: Please revise to provide the information required by item 13 of Schedule 14A to clarify that such information is incorporated by reference.

Response: Item 13 of Schedule 14A requires the inclusion of certain financial information if any matter to be acted upon includes the exchange of securities. Pursuant to the structure of the Scheme of Arrangement, all ordinary shares of Spark Networks plc will be cancelled and the former shareholders of Spark Networks plc will receive shares of common stock of Spark Networks, Inc., which will be the parent company to Spark Networks plc. The purpose of the transaction is to simulate a reincorporation of the Company from the UK to Delaware. If this were a standard U.S. reincorporation to change the place of the company’s place of organization, there would be no need for the inclusion of financial statements as it is the same company before and after the reincorporation. Since the UK laws do not recognize a reincorporation as such in the U.S, the reincorporation is being effected through the Scheme of Arrangement. Spark Networks plc will be a wholly-owned subsidiary of Spark Networks, Inc. with the operations remaining at Spark Networks plc. The financial information for the Company will be the same before and immediately after the Scheme of Arrangement. Therefore, we believe that the financial information required by item 13 is not needed in this transaction as it would not assist the shareholders in making a decision on the Scheme of Arrangement.

4	Comment: Please revise to update the address of the SEC’s public reference room to 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

Response: The proxy has been revised accordingly.

Spark Networks plc

April 6, 2007

Per the staff’s request, the Company has also provided separately a statement with regards to the review.

Should you have any questions or require any additional information, please contact the undersigned at (310) 552-5017 or by facsimile at (310) 552-5001.

Sincerely,

/s/ Katherine J. Blair

Katherine J. Blair, Esq.

cc:   Adam S. Berger, Chief Executive Officer

Joshua A. Kreinberg, Esq., General Counsel

Frisco Fayer, Corporate Counsel

Jennifer Gowetski, SEC

Jonathan Ma